Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Northrop Grumman (NOC)

Name of person relying on exemption: John Chevedden, Northrop Grumman Shareholder since 2010

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote for the Executive Pay Clawback Proposal 4

Executives need to be accountable when their negligence harms earnings

A major thrust of Proposal 4 is to make Northrop Grumman executives accountable for negligence when clawing back their unearned executive pay that may be due from a future restatement of Northrop Grumman earnings.

Northrop Grumman was one of 6 companies that made formal claims to the Securities and Exchange Commission that Northrop Grumman had implemented this proposal, including the negligence part, by doing nothing. The SEC rejected each of these 6 claims.

The losing Northrop Grumman argument was even put forth by the $1 Billion law firm of Wilmer Cutler Pickering Hale and Dorr.

The other companies whose similar arguments were rejected are:

Union Pacific Corporation (UNP)

Fiserv, Inc. (FI)

S&P Global Inc. (SPGI)

AES Corp (AES)

Timken Company (TKR)

The losing arguments of these 5 companies were put forth by various large law firms.

Vote for the Executive Pay Clawback Proposal 4 at Northrop Grumman and the clawback proposals at the other 5 companies.

Executives need to be accountable when their negligence harms earnings